
ОАО
ЮТК
ЮЖНАЯ
ТЕЛЕКОММУНИКАЦИОННАЯ
КОМПАНИЯ

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
"ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ"

ул.Карасунская, 66, г.Краснодар,Россия, 350000
тел. (861) 253-20-56
телетайп 211402 ЗВУК
e-mail: operator@mail.stcompany.ru
Расчетный счет ______________________

БИК ______________________
Кор. счет ______________________
ИНН 2308025192
ОКОНХ 52300, ОКПО 01151037

от 25.04.2006г. № 10.2-2-08/
на № __________ от __________

82-4721

SECURITIES AND EXCHANGE COMMISSION OF THE UNITED STATES OF AMERICA

450 Fifth Street, NW Washington, DC 20549, United States


06013090

SUPPL

Gentlemen:

To maintain the effect of the exemption, allowed for ~~Public Joint -Stock Company~~ "Southern Telecommunications Company" by Securities and Exchange Commission (USA) under Rule 12g3-2(b), we are forwarding the following document to you:

1. Notification on the material facts.

Please find 2 pages enclosed.

Yours faithfully,



A. Litvinov,
Deputy Director General
"Southern Telecommunications Company" PJSC

PROCESSED
MAY 05 2006
THOMSON
FINANCIAL

RECEIVED
2006 MAY -3 A 11:20
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

5/3

Notification on the material facts
"DATA ON ACCRUED AND (OR) PAID INCOME UNDER THE ISSUER'S SECURITIES"

"DATA ON THE TIME OF EXECUTION OF THE ISSUER'S OBLIGATIONS TO THE OWNERS OF SECURITIES"

1. General	
1.1. Full registered name of the Issuer	*Public Joint –Stock Company "Southern Telecommunications Company"*
1.2. Abbreviated registered name of the Issuer	*"UTK" PJSC*
1.3. Place of the Issuer's business	*66, Karasunskaya Street, Krasnodar, 350000*
1.4. Basic state registration number of the Issuer	*1022301172112*
1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities	*2308025192*
1.6. Unique Issuer's code assigned by the registering authority	*00062-A*
1.7. URL of the Internet page used by the Issuer for information disclosure	*http://www.stcompany.ru*
1.8. Name of the periodical used by the Issuer for publishing information	*Newspaper "Vedomosti"*

1.9. Code (codes) of the material fact (facts)	*0600062A10042006, 0900062A10042006*

2. Substance

2.1. Type, category, series and other identification characteristics of securities.
03-series non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody (hereinafter referred to as the Bonds).

2.2. State registration number of the securities issue (additional issue) and the date of the state registration.
4-07-00062-A of 17th August 2004.

2.3. Name of the registering authority that effected state registration of the securities issue (additional issue).
Federal Service for Financial Markets of the Russian Federation

2.4. Name of the Issuer's governing body that has taken the decision on payment (declaration) of dividends under the Issuer's shares or on determination (procedure of determination) of the interest rate (coupon income) yielded on the Issuer's Bonds.
The interest rate (coupon income) on the Bonds is determined in accordance with the Decision on the Bond issue approved by the Board of Directors of the Issuer (Minutes № 49 of June 28, 2004). The interest rate on the third coupon is equal to the interest rate on the first coupon approved at 12.30% per annum by the General Director of the Issuer on 6th October 2004 (Order of the General Director №373 of 6th October 2004).

2.5. The date of taking the decision on payment (declaration) of dividends under the Issuer's shares or on determination (procedure of determination) the interest rate (coupon income) yielded on the Issuer's Bonds.
6 October 2004

2.6. The date of making up the Minutes of the meeting (session) of the Issuer's authorized body taking the decision on payment (declaration) of dividends under the Issuer's shares or on determination (procedure of determination) of the interest rate (coupon income) yielded on the Issuer's Bonds.
6 October 2004

2.7. Total amount of dividends accrued under the Issuer's shares of the specified category (type) and the size of dividend accrued per one share of the specified category (type); total amount of interest rate and (or) other yield to be paid under the Issuer's Bonds of the specified issue (series) and interest rate and (or) other yield to be paid under each Issuer's Bond of the specified issue (series).
Total amount of the third coupon income to be paid on the Issuer's Bonds makes RUR 215,845,000 (two hundred and fifteen million eight hundred and forty-five thousand rubles); the third coupon income to be paid under each Issuer's Bond makes RUR 61.67 (sixty-one 67/100 rubles).

2.8. Form of income payment under the Issuer's securities (money, other property).
In money terms in currency of the Russian Federation by cashless settlement

2.9. Due date of income payment (interest, par value) under the Issuer's securities (dividend on shares) and in

case income under the Issuer's securities is to be paid by the Issuer during the set period of time – expiry date of such period.

8 April 2006 (10 April 2006 – taking into consideration days off).

2.10. Total amount of dividends paid under the Issuer's shares of the specified category (type); total amount of interest rate and (or) other yield paid under the Issuer's Bonds of the specified issue (series).

Total amount of the 1-3 coupon income paid on the Issuer's Bonds makes RUR 647,535,000 (six hundred forty seven million five hundred and thirty-five thousand rubles);

2.11. The Issuer's obligation and its amount in money terms.

The third coupon income payment under the Bond issue valued at 12.30% per annum or RUR 215,845,000 (two hundred and fifteen million eight hundred and forty-five thousand rubles);

2.12. Fact of execution (default) of the Issuer's obligation.

The Issuer's obligation on the third coupon payment to the Bond Holders is fully executed.

2.13. In case of the default of the Issuer's obligation – the reason for such default and the amount of non-executed obligation expressed in money terms.

The Issuer's obligation on the third coupon payment to the Bond Holders is fully executed.

3. Signature		
3.1. Deputy Director General of the Public Joint – Stock Company "Southern Telecommunications Company"	____________ (Signature)	A. A. Litvinov
3.2. Date " 10 " April 20 06	Official seal	